SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2015

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

Item

1	Material Fact dated February 9, 2015

MATERIAL FACT

Banco Santander, S.A. (“Banco Santander” or the “Bank”) informs that, as anticipated through the relevant fact communication dated January 8, 2015 (registry number 216,810), it is envisaged to implement again the “Santander Dividendo Elección” program on the dates on which the final dividend is traditionally paid (April / May). To that end, Banco Santander is willing to propose to the next Ordinary General Shareholders’ Meeting the corresponding free of charge capital increase (the “Increase”). Thus, subject to the approval by the aforementioned Ordinary General Shareholders’ Meeting of the Increase and the subsequent resolution by the Executive Committee of Banco Santander, shareholders shall have the possibility to choose whether to receive cash or new shares on such dates. The envisaged timeline for the implementation of the “Santander Dividendo Elección” program is as follows1:

•	10 April 2015. Execution of the Increase. Communication of the number of rights needed to receive one share and of the final price of the right-purchase commitment[2]. Such price will be determined considering the stock price of the Banco Santander share on 1,2,7,8 and 9 April.

•	13 April 2015 (23:59 hours CET). Record date for the granting of rights.

•	14 April 2015. Commencement of the rights trading period. Banco Santander shares start trading ex-coupon.

•	23 April 2015. Last date to request remuneration in cash (sale of rights to Grupo Santander).

•	28 April 2015. End of the trading period of the rights. Acquisition of rights by Grupo Santander from those shareholders who have requested cash.

•	4 May 2015. Payment of cash to shareholders who have so requested.

•	8 May 2015. Commencement of the ordinary trading of the new shares in the Spanish Stock Exchanges, subject to the granting of the relevant authorizations[3]. Shareholders who have opted for new shares have them delivered.

Subject to the aforementioned approval by the Ordinary General Shareholders’ Meeting of the Increase and the subsequent resolution by the Executive Committee of Banco Santander, it is deemed that the gross price at which Grupo Santander shall irrevocably commit to purchase rights, which will be calculated pursuant to the formula approved, as the case may be, by the Ordinary General Shareholders’ Meeting, will be approximately 0.150 Euros per right.

Boadilla del Monte (Madrid), February 9, 2015

[1]	The term for the acceptance of the right-purchase commitment and the envisaged payment date for those shareholders who request cash may not be coincidental with those set out above in respect of those shareholders holding Santander shares in the various foreign stock exchanges in which the Bank is listed.
[2]	The option to receive cash throughout the sale of rights to Grupo Santander will be available only to shareholders as of the relevant record date and only with regard to the rights granted on that date. This option will not be available with regard to rights acquired on market.
[3]	Admission to listing of the new shares in the foreign stock exchanges where the Bank is listed shall also be requested.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: February 9, 2015	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer